Exhibit (c)(4)

Key Learnings from VICI Reverse Due Diligence Macquarie Capital October 28, 2025 1

# Key Learnings from VICI Reverse Due Diligence Call

| | |
|---|---|
| **Growth Strategy** | • Continued focus on gaming with entry into adjacent markets (either through traditional sale leaseback or credit solutions) that share similar characteristics<br>• Balanced approach by product (e.g. traditional sale leaseback, partner growth equity or credit solutions) as well as sector allows VICI to maintain discipline with regards to high quality investments (versus needing to acquire riskier assets due to target investment amount by year or lack of opportunities within dedicated sector)<br>• Credit solutions portfolio has grown to ~$3 billion in recent years, with 30% of loans having a contractual path to real estate ownership<br>• High standard of diligence and cultivation of opportunities over multiple years ensures portfolio integrity<br>• Flexibility to pursue international opportunities in Canada, Australia, New Zealand, UK and parts of Europe and Asia |
| **Dividends** | • VICI typically increases dividend in Q3 of each year and grew its annualized cash dividend per share at a 6.6% CAGR from Q3 2018 – Q3 2025<br>• Targets a 75% AFFO payout ratio and dividend growth that outpaces inflation (e.g. 4% dividend increase this year versus 3% CPI growth) |
| **Key Areas of Differentiation** | • 100% tenant occupancy rate and 100% rent collection since inception (even during COVID)<br>• Diversified experiential business model with investments in waterparks, bowling, youth sports and golf leads to reduced sector-specific risk and broader total addressable market<br>• Mission-critical nature of assets and high barriers to entry provide more infrastructure-like quality to real estate holdings<br>• #3 ranked REIT in terms of overall corporate governance per *Green Street* |

Strictly confidential | © Macquarie Group Limited 2

Key Learnings from VICI Reverse Due Diligence Call (Cont’d) [REDACT] 100% of STIP (annual cash bonuses) are based on AFFO / Share growth over a rolling 2-year period Majority of long-term equity incentives are performance-based—Total shareholder return over a rolling 3-year period—Relative shareholder return over a rolling 3-year period versus other triple-net REITs Investment grade rating across all agencies (Moody’s, Fitch and S&P) with ample cushion vis-à-vis a potential downgrade Target net leverage of 5.0x Focus on layering debt such that maturities are balanced by year VICI debt typically trades at spreads 10-15 bps tighter than comparable GLPI debt, illustrating the strength of the balance sheet, value of diversification and stability of management Anticipate potential for modest refinancing headwinds even with an investment grade rating given prior debt was put in place during low-interest-rate environment Strictly confidential | © Macquarie Group Limited 3

Strictly confidential | © Macquarie Group Limited 4